

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 23, 2016

James L. Welch
Chief Executive Officer
YRC Worldwide Inc.
10990 Roe Avenue
Overland Park, Kansas 66211

>   **Re: YRC Worldwide Inc.**
>   **Registration Statement on Form S-3**
>   **Filed December 16, 2016**
>   **File No. 333-215142**

Dear Mr. Welch:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 or me at 202-551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure